Exhibit 99.1

Tombstone Exploration Corporation to Begin Exploration of Porphyry Copper Targets

Press Release Source: Tombstone Exploration On Tuesday May 4, 2010, 9:00 am EDT

PHOENIX, AZ--(Marketwire - 05/04/10) - Tombstone Exploration Corp. (OTC.BB:TMBXF - News) announced today that the Company has made significant progress with its drilling program at its property at Tombstone, Arizona. To date, 2,375 feet of drilling has been completed, with the drilling on the State of Maine still to be completed.

Follow-up work on other targets on Tombstone's property indicate that there is a possibility that porphyry copper deposits could be found. Previous drilling in the area indicates that porphyry systems exist and that there could be multiple targets in the district. Due to Tombstone's extensive land holding of about 11,500 acres, there is potential for one or more of these systems on the Company's property.

Recently, one of the largest mining companies in the world has been acquiring property on the southern border of Tombstone's land holdings. There are a number of companies doing extensive exploration in southeastern Arizona for porphyry copper deposits as the general area has a long history of hosting these types of deposits. Tombstone has developed an exploration strategy for these deposits that includes airborne geophysical analysis and geochemical surveys to define potential targets.

Steven J. Radvak, P.E., Vice President of Exploration of Tombstone, commented, "The drilling program has progressed nicely and we are waiting for laboratory results for the initial drilling. Additional drilling may be warranted after these results have been received and analyzed. We have also started planning a major geophysical and geochemical survey to help delineate porphyry targets on our property."

Alan Brown, CEO of Tombstone, commented, "The Company is expanding its exploration program to include a search for large open pit style copper gold deposits."

Tombstone Exploration Corporation (OTC.BB:TMBXF - News) is focused primarily on exploration and development of mineral resources. Tombstone Exploration Corporation has the mineral rights to approximately 11,500 acres of historical mining land in the areas around Tombstone, Arizona and is the largest landholder in the Tombstone Mining District.

For more information on Tombstone Exploration Corporation, please visit www.tombstonemining.com.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not historical facts may be forward-looking statements within the meaning of the Securities Act of 1933, as amended. Forward-looking statements include statements regarding the intent, belief or current expectations of the Company and its management. Such statements are estimates only, as the Company has not completed the preparation of its financial statements for those periods, nor has its auditor completed the audit of those results. Actual revenue may differ materially from those anticipated in this press release. Such statements reflect management's current views, are based on certain assumptions and involve risks and uncertainties. Actual results, events, or performance may differ materially from the above forward-looking statements due to a number of important factors, and will be dependent upon a variety of factors, including, but not limited to Tombstone Exploration Corporation's ability to obtain additional financing. Tombstone Exploration Corporation undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances that occur after the date hereof or to reflect any change in Tombstone Exploration Corporation's expectations with regard to these forward-looking statements or the occurrence of unanticipated events. Factors that may impact Tombstone Exploration Corporation's success are more fully disclosed in Tombstone Exploration Corporation most recent public filings with the U.S. Securities and Exchange Commission.